Mail Stop 3010

April 1, 2010

Mr. Mark A. Peterson
Chief Financial Officer
Entertainment Properties Trust
30 West Pershing Road, Suite 201
Kansas City, Missouri 64108

       Re: Entertainment Properties Trust
                Form 10-K for the year ended December 31, 2008
                Filed February 24, 2009
                Schedule 14A
                Filed April 17, 2009
                Form 10-Q for the quarter ended March 31, 2009
                Filed May 7, 2009
                Form 10-Q for the quarter ended June 30, 2009
                Filed July 28, 2009
                Form 10-Q for the quarter ended September 30, 2009
                Filed November 5, 2009
                File No. 001-13561

Dear Mr. Mark A. Peterson:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Yolanda Crittendon
                Staff Accountant